SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Mobile TeleSystems Public Joint Stock Company
 (Name of Subject Company (Issuer))

Stream Digital, LLC
(Name of Filing Person (Offeror and Affiliate of Issuer))

Common Stock, par value RUB 0.10 per share of Common Stock	Not Applicable

American Depositary Shares evidenced by American Depositary Receipts, each representing two shares of Common Stock (Title of Class of Securities)	607409109 (CUSIP Number of Class of Securities)

Joshua B. Tulgan
Director, Corporate Finance and Investor Relations
Mobile TeleSystems Public Joint Stock Company
5 Vorontsovskaya Street, bldg. 2, 109147 Moscow Russian Federation
Phone: +7 495 223 20 25, Fax: +7 495 911 65 67
E-mail: ir@mts.ru
 (Name, address, and telephone number of person authorized
to receive notices and communications on behalf of Filing Persons)

Copies to:
J. David Stewart

Latham & Watkins LLP
Ul. Gasheka 6, Ducat III, Office 510
Moscow 125047
Russia
Telephone: +7 495 785 12 34

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$77,959,842	$9,035.55

*                 The transaction value is estimated only for purposes of calculating the filing fee which was calculated at the exchange rate of US$1.00 to RUB 59.61, the exchange rate in effect on January 17, 2017. This amount is based on the tender offer for not more than $77,959,842 in aggregate for a maximum of 17,211,800 shares of common stock.

**          The amount of the filing fee equals US$115.90 per US$1,000,000 of the transaction value.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$9,035.55	Filing Party:	Stream Digital, LLC
Form of Registration No.:	Schedule TO	Date Filed:	January 17, 2017

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1

☒          issuer tender offer subject to Rule 13e-4

☐            going private transaction subject to Rule 13e-3

☐            amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒          Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (the “Amendment No. 1”) to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO initially filed by Stream Digital, LLC (the “Offeror”), a wholly-owned subsidiary of Mobile TeleSystems Public Joint Stock Company (the “Company”), with the Securities and Exchange Commission on January 17, 2017 (together with any amendments and supplements thereto, the “Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Schedule TO relates to the return of cash to holders of shares of common stock, par value RUB 0.10 per share (the “Common Stock”) and American Depositary Shares (“ADSs”) of the Company, by way of a cash tender offer by the Offeror for shares of the Company’s Common Stock (including shares of Common Stock represented by ADSs) up to a maximum aggregate purchase amount of RUB 4,647,186,170, on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2017 (the “Offer to Purchase”), the related Common Stock Letter of Transmittal with respect to the shares of Common Stock and the related ADS Letter of Transmittal with respect to the ADSs (which collectively, as they may be amended and supplemented from time to time, constitute the “Tender Offer”), copies of which were filed with the initial Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iv), respectively, as supplemented by the Supplement to Offer to Purchase dated February 1, 2017 (the “Supplement”).

This Amendment No. 1 to the Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act. Only those items reported in this Amendment No. 1 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the related Common Stock Letter of Transmittal with respect to the shares of Common Stock and the related ADS Letter of Transmittal with respect to the ADSs remains unchanged.

All information in the Supplement is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below. Such information amends and supplements the information previously incorporated by reference in this Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase, the related Common Stock Letter of Transmittal with respect to the shares of Common Stock, the related ADS Letter of Transmittal with respect to the ADSs and the Supplement, as the same may be further amended or supplemented hereafter and filed with the SEC.

As of January 31, 2017 zero shares of Common Stock (including shares of Common Stock represented by ADSs) have been tendered and not withdrawn.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

The information set forth in the Supplement is incorporated herein by reference and amends and supplements information previously incorporated by reference in these Items of the Schedule TO.

On February 1, 2017, the Company issued a press release announcing an increase in the purchase price range to the Minimum Price of RUB 270.00 and the Maximum Price of RUB 290.00 per share of Common Stock and an extension of the Tender Offer for ADSs to 11:59 p.m., New York City time, on February 14, 2017, unless further extended or terminated. At the amended Maximum Price of RUB 290.00 per share of Common Stock to be purchased under the Tender Offer, the Offeror could purchase 16,024,779 shares of Common Stock (including Common Stock represented by ADSs) if the Tender Offer is fully subscribed, which would have represented approximately 0.80 per cent. of the Company’s Issued Share Capital as at January 13, 2017, the latest practicable date for such determination prior to the publication of the Offer to Purchase. At the amended Minimum Price of RUB 270.00 per share of Common Stock to be purchased under the Tender Offer, the Offeror could purchase 17,211,800 shares of Common Stock (including Common Stock represented by ADSs) if the Tender Offer is fully subscribed, which would have represented approximately 0.86 per cent. of the Company’s Issued Share Capital as at January 13, 2017. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Document

(a)(1)(J)**	Supplement to Offer to Purchase, dated February 1, 2017

(a)(5)(B)**	Press Release dated February 1, 2017

** Filed herewith.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

STREAM DIGITAL, LLC

Dated: February 1, 2017	By:	/s/ Rolandi Tabatadze
	Name:	Rolandi Tabatadze
	Title:	General Director

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INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)(i)*	Offer to Purchase, dated January 17, 2017

(a)(1)(ii)*	Form of Common Stock Letter of Transmittal

(a)(1)(iii)*	Form of Purchase Agreements in Respect of Tenders of Shares of Common Stock Under the Tender Offer

(a)(1)(iv)*	Form of ADS Letter of Transmittal

(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(l)(J)**	Supplement to Offer to Purchase dated February 1, 2017

(a)(2)	N/A

(a)(3)	N/A

(a)(4)	N/A

(a)(5)(i)*	Tender Offer Announcement, dated January 17, 2017

(a)(5)(ii)*	Summary Advertisement, dated January 17, 2017

(a)(5)(iii)*	Internal Communications Materials, dated January 17, 2017

(a)(5)(B)**	Press Release dated February 1, 2017

(b)	N/A

(d)(i)*	Stock Option Program on Distribution of Shares (2013)

(d)(ii)*	Purchase Agreement between Stream Digital, LLC and Sistema Finance S.A., dated January 17, 2017

(d)(iii)*

Deposit Agreement (incorporated herein by reference to the Company’s Form 20-F for the fiscal year ended December 31, 2000 filed on June, 2001 and amendments thereto on form F-6 filed on March 19, 2004, December 14, 2004, December 21, 2004, August 7, 2007, April 20, 2010 and June 3, 2016, respectively)

(g)	N/A

(h)	N/A

*   Previously filed.

** Filed herewith.

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